[redacted]

SECURI 02021324 IISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002 MAIL PROCESSING WASH., D.C. 365

SEC FILE NUMBER

8- 42529

FV 3/6/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAYBROOK CAPITAL CORP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Wilshire Blvd, Suite 850
(No. and Street)

Santa Monica (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon P. Schotz (310) 899-9200
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse, Carlin and Van Trigt LLP
(Name *if individual, state last, first, middle name*)

11845 West Olympic Blvd, Suite 1177, Los Angeles CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 26 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3-22-02

OATH OR AFFIRMATION

I, Jon P. Schotz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saybrook Capital Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

S. YULOFF
Commission # 1288786
Notary Public - California
Los Angeles County
My Comm. Expires Dec 29, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAYBROOK CAPITAL CORP.

DECEMBER 31, 2001

TABLE OF CONTENTS

HOLTHOUSE CARLIN & VAN TRIGT LLP
Certified Public Accountants
A Limited Liability Partnership Including Professional Corporations

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Saybrook Capital Corp.:

We have audited the accompanying statement of financial condition of Saybrook Capital Corp., a Delaware corporation, as of December 31, 2001, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saybrook Capital Corp. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 6, 2002

11845 West Olympic Boulevard • Suite 1177, West Tower • Los Angeles, California 90064
4550 E. Thousand Oaks Blvd. • Suite 200 • Westlake Village, California 91362
100 Oceangate • Suite 1180 • Long Beach, California 90802

SAYBROOK CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current Assets		
Cash	$ 215,055	
Restricted cash held on behalf of affiliate	5,151	
Total cash		$ 220,206
Prepaid and client reimburseable expenses		4,398
Total Current Assets		224,604
Property and Equipment		
Furniture and equipment		64,106
Leasehold improvements		7,451
		71,557
Less: accumulated depreciation and amortization		(62,968)
Net Property and Equipment		8,589
Other Assets		
Deposits		11,023
Notes receivable		56,134
Total Other Assets		67,157
Total Assets		$ 300,350

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Accounts payable and accrued expenses	$ 6,902
Cash held on behalf of affiliate	5,151
Total Current Liabilities	12,053
Commitments and contingencies (Note 4)	
Shareholders' Equity	288,297
Total Liabilities and Shareholders' Equity	$ 300,350

See notes to financial statements.

SAYBROOK CAPITAL CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE	
Underwriting income	$ 1,330,944
Interest income	4,861
Investment income	7,435
Other income	19,652
Total Revenue	1,362,892
OPERATING EXPENSES	
Bank charges	6,247
Business taxes	9,802
Commissions	260,000
Depreciation and amortization	9,078
Dues and subscriptions	1,945
Insurance	966
Legal fees	345
Miscellaneous	253
NASD filing fees	3,087
Professional fee - accounting	11,188
Total Operating Expenses	302,911
INCOME BEFORE CALIFORNIA FRANCHISE TAX	1,059,981
CALIFORNIA FRANCHISE TAX	3,800
NET INCOME	$ 1,056,181

See notes to financial statements.

SAYBROOK CAPITAL CORP.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount			
Balance, December 31, 2000	9,999	$ 10	$ 150,990	$ 506,740	$ 657,740
Contributions	-	-	3,000	-	3,000
Distributions	-	-	-	(1,428,624)	(1,428,624)
Net income	-	-	-	1,056,181	1,056,181
Balance, December 31, 2001	9,999	$ 10	$ 153,990	$ 134,297	$ 288,297

See notes to financial statements.

SAYBROOK CAPITAL CORP.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

Balance, December 31, 2000	$	76,134
Payments		(161,023)
Additions		91,791
Balance, December 31, 2001	$	6,902

See notes to financial statements.

SAYBROOK CAPITAL CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$ 1,056,181
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	9,078
Changes in assets and liabilities:	
Prepaid expenses and deposits	1,199
Loan receivable	(214,322)
Investment in limited partnership	(4,153)
Accounts payable and accrued expenses	(69,230)
Reserves for limited partnership	5,151
Net cash provided by operating activities	783,904
Cash flows from investing activities:	
Distributions from limited partnership	349
Cash provided by investing activities	349
Cash flows from financing activities:	
Distributions to shareholders	(780,000)
Cash used in financing activities	(780,000)
Increase in cash and cash equivalents	4,253
Cash and cash equivalents	
Beginning of year	215,953
End of year	$ 220,206
Supplemental disclosures of cash flow information:	
Cash paid during the year for state income taxes	$ 3,800

See notes to financial statements.

SAYBROOK CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Saybrook Capital Corp., a Delaware corporation (the Company), incorporated on February 2, 1990, is a specialty investment advisor, with an emphasis in structured finance and public finance, including underwritings, restructurings and workouts, and financial advisory services for both taxable and tax-exempt securities. The Company is a broker-dealer registered with the Securities and Exchange Commission.

Revenue Recognition

Revenue from management and monthly engagement fees are recognized when services are performed and earned as determined by client agreements. Success fees are recognized when the services are completed, any contingencies no longer exist and the Company anticipates the realization of income through future cash payments.

Equipment, Furniture and Leasehold Improvements

Equipment, furniture and leasehold improvements are stated at cost. Depreciation expense is calculated principally on an accelerated method over the estimated economic useful lives of the assets, which are five to seven years. Depreciation expense for the year ended December 31, 2001 is $9,078.

Income Taxes

The Company has elected to be treated as an S-Corporation for federal and state income tax purposes. Accordingly, the Company is not liable for federal income taxes and is liable for nominal state income taxes.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

Non-cash transaction: In 2001, the Company reclassified its unsecured, non-interest bearing advances from an affiliate of $636,759 as a distribution of capital to the shareholders.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2. CONCENTRATION OF CREDIT AND BUSINESS RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company has exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

During the year ended December 31, 2001, the Company had one client which each accounted for more than 10 percent of its revenue.

NOTE 3. NOTES RECEIVABLE

On October 3, 1995, the Company purchased an unsecured note receivable totaling $50,000, with interest at the rate of 15% payable semi-annually on March 1 and September 1. The principal balance is due September 1, 2002. Based upon the terms of the note, the Company received a secondary note receivable in the amount of $3,250, which represents the accrued interest on the note through March 1, 1996. The secondary note receivable carries the same terms as the primary note receivable. As of December 31, 2001, the accrued interest receivable from the notes equals $53,738. However, the Company will not recognize interest income until these amounts are collected.

NOTE 4. LEASE GUARANTEE

An affiliate of the Company leases office space under an operating lease that matures on November 30, 2002. The lease requires monthly rental payments of $20,700, which increase annually on December 1 by 4%. The Company is a signatory to this lease and is required to make payments to the lessor in the event that the affiliate defaults under the lease agreement. As of December 31, 2001, all required lease payments have been made by the affiliate. Future annual rental commitments which the Company has a contingent liability in the event that the affiliate cannot make any payments are as follows:

2002	$ 227,700
Total	$ 227,700

NOTE 5. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). In accordance with the net capital provisions of Rule 15c3-1, the Company is required to maintain a minimum net capital, defined as the greater of $100,000 or 6 2/3% of the Company's total aggregated indebtedness and a maximum net capital ratio of 15 to 1. The basic concept of the net capital rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to meet its current liabilities.

At December 31, 2001, the Company had net capital of $208,153, which exceeded the minimum requirement ($100,000) by $108,153, and had a net capital ratio of .06 to 1.

NOTE 6. INVESTMENT IN LIMITED PARTNERSHIP

The Company has a 1% general partner interest in BEMHO-2 Limited Partnership. This is a partnership that was formed to acquire bonds relating to property in Blythe, California. The Company's 1% share of the profits and losses is not significant in 2001. The shareholders of the Company also own limited partner interests in the partnership. The Company's initial investment was $3,000. The limited partnership was dissolved in 2001 and transferred cash of $5,151 to the Company, to hold on behalf of the limited partnership to pay for future expenses relating to the dissolution. The $5,151 is shown on the statement of financial condition as restricted cash held on behalf of affiliate.

NOTE 7. RELATED PARTY TRANSACTIONS

General Operating Expenses

An entity owned by the shareholders of the Company pays for all employee costs and certain operating expenses of the Company, except those expenses directly relating to broker-dealer transactions. As a result, the Company, at the discretion of the shareholders, pays a management fee to the related entity to reimburse for significant general operating expenses. No management fee was paid or accrued in 2001.

SAYBROOK CAPITAL CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2001

	Accounts From		
	Audited Financial Statements	Unaudited Focus Part II	Difference* Increase (Decrease)
Total Shareholders' Equity	$ 288,297	$ 946,991	$ (658,694) (1)
Deductions and/or Charges			
Non-allowable assets included in the following balance sheet captions:			
Shareholder advances	-	11,866	(11,866) (2)
Note receivable	56,134	56,134	-
Interest receivable	-	-	-
Due from affiliate	-	636,759	(636,759) (3)
Prepaid expenses	4,398	16,814	(12,416) (4)
Furniture and equipment, net	8,589	17,667	(9,078) (5)
Investment in limited partnership	-	-	-
Deposits	11,023	-	11,023 (6)
Total Non-allowable Assets	80,144	739,240	(659,096)
Net capital before haircuts	208,153	207,751	402
Haircuts on securities	-		-
Net capital	$ 208,153	$ 207,751	$ 402
Total Aggregated Indebtedness	$ 12,053	$ 12,521	$ (468)
Minimum Net Capital - 6 2/3% of A.I.	$ 804	$ 835	
Minimum Net Capital Required	$ 100,000	$ 100,000	
Excess Net Capital	$ 108,153	$ 107,751	
Excess Net Capital at 1000%	$ 206,948	$ 206,499	
Ratio of Aggregated Indebtedness to Net Capital	0.06 to 1	0.06 to 1	

*See Page 11 for notes and explanation of differences.

See notes to financial statements.

SAYBROOK CAPITAL CORP.

NOTES TO DIFFERENCES BETWEEN NET CAPITAL AS COMPUTED IN AUDITED STATEMENTS AND UNAUDITED FOCUS PART II

FOR THE YEAR ENDED DECEMBER 31, 2001

Differences resulted primarily from the following audit adjustments for the year ended December 31, 2001.

1. Adjustments to correct shareholders' equity			
a. To expense prepaid costs	$ (1,393)		
b. To record depreciation expense	(9,078)		
c. To record investment income	4,152		
d. To accrue accounting expenses	(6,750)		
e. To convert officer advances receivable to distributed capital	(11,866)		
f. To convert accounts payable-shareholders to contributed capital	3,000		
g. To convert due from affiliate into distributed capital	(636,759)		
		$ (658,694)	
2. To convert officer advances receivable into distributed capital		$ (11,866)	
3. To convert due from affiliate into distributed capital		$ (636,759)	
4. Adjustments to prepaid expenses			
a. To expense prepaid franchise tax board expenses	$ (116)		
b. To record prepaid expenses	4,204		
c. To expense prepaid costs	(5,481)		
d. To reclass deposits from prepaid expenses	(11,023)		
		$ (12,416)	
5. To record depreciation and amortization expense		$ (9,078)	
6. To record deposits		$ 11,023	

See notes to financial statements.

SAYBROOK CAPITAL CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION OR EXCLUSION THEREFROM
FOR THE YEAR ENDED DECEMBER 31, 2001

This registrant is excluded from this requirement.

See notes to financial statements.

SAYBROOK CAPITAL CORP.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
OR EXCLUSION THEREFROM
FOR THE YEAR ENDED DECEMBER 31, 2001

This registrant is excluded from this requirement.

See notes to financial statements.

SAYBROOK CAPITAL CORP.

SCHEDULE OF RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 OR EXCLUSION THEREFROM
AS OF DECEMBER 31, 2001

The registrant is excluded from this requirement.

See notes to financial statements.

HOLTHOUSE CARLIN & VAN TRIGT LLP
Certified Public Accountants
A Limited Liability Partnership Including Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To Board of Directors
Saybrook Capital Corp.:

In planning and performing our audit of the financial statements and supplemental information of Saybrook Capital Corp. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposed in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the SEC, the New York Stock Exchange and other information and regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 6, 2002